U.S. Securities and Exchange Commission
Washington, D.C. 20549



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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

PROCESSED
FEB 28 2005
THOMSON FINANCIAL

Residential Accredit Loans Inc.
Exact Name of Registrant as Specified in Charter

0000949493
Registrant CIK Number

For 1/24/05
Current Report on Form 8-K Series 2005-QS1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-107959
SEC File Number of Registration Statement


RECD S.E.C.
JAN 25 2005
1086

Name of Person Filing the Document
(if Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 24th day of January 2005.

Residential Accredit Loans Inc.
(Registrant)

By: ______________________
Name: Joseph Orning
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2005, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

Financial Engineering Group
Greenwich Capital Markets

User: leinwac
January 24, 2005 01:49 PM

RALI05QS1 A1

Bond Description					
Name:	RALI05QS1 A1	**Coll. Type:**	WL	**PAC Bands:**	n/a
Cusip:		**Orig. Balance:**	$210,526,316.00	**Settlement Date:**	01/28/2005
Coupon:	5.500000 %	**Net Coupon:**	5.750000 %	**Issue Date:**	01/01/2005
Formula:	N/A	**Gross Coupon:**	6.300000 %	**First Pay Date:**	02/25/2005
Orig. Balance:	$100,000,000.00	**Srvc Fee:**	0.550000 %	**Maturity Date:**	n/a
Factor:	1.00000000	**Orig. Term:**	360 mos	**Days Delay:**	24
Factor date:	01/01/2005	**Current WAM:**	359 mos		
Current Cap:	N/A	**Current Age:**	1 mos		
Current Floor:	N/A	**WAVG Loansize:**			
Cur. Balance:	$100,000,000.00				

Curve type: Static

CMO Price -> Yield Sensitivity Table

Price	0 PPC	50 PPC	100 PPC	150 PPC	200 PPC	NULL	NULL	NULL	NULL
101-14	5.40	5.18	4.90	4.61	4.31				
101-18	5.38	5.15	4.86	4.55	4.22				
101-22	5.37	5.13	4.81	4.48	4.14				
101-26	5.36	5.10	4.77	4.42	4.05				
101-30	5.35	5.08	4.73	4.35	3.97				
102-02	5.34	5.05	4.68	4.29	3.89				
102-06	5.33	5.02	4.64	4.22	3.80				
102-10	5.32	5.00	4.59	4.16	3.72				
102-14	5.31	4.97	4.55	4.10	3.63				
WAL	18.33	6.02	3.13	2.08	1.54				
Mod. Dur	10.76	4.71	2.74	1.90	1.44				
First Date	02/25/05	02/25/05	02/25/05	02/25/05	02/25/05				
Last Date	08/25/33	06/25/22	01/25/14	08/25/10	01/25/09				

	1 mo	2 mo	3 mo	4 mo	5 mo	6 mo	7 mo	8 mo	9 mo	10 mo	11 mo	12 mo
CPR												

AVG	1 mo	3 mo	6 mo	9 mo	12 mo	Life
CPR						

COB: 01/21/2005	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OffTR Yld	2.285	2.590	2.914	3.174	3.329	3.666	4.193	4.692
OnTR/Swp Spd	2.338	2.659	2.839	3.190/37	3.333/42	3.659/39	4.135/39	4.621/38
OnTR Price	99-14+	98-23	99-03	99-20+	99-03+	99-27	100-29	111-11

1 Mo L	3Mo L	11Cof	Prime
2.544	2.700	2.025	5.250

15Mtg	30Mtg	FN5.0Feb	FN4.5Feb
5.092	5.618	99-27	97-19

CAP VOLS (years)					
1	2	3	5	10	30
17.060	22.400	24.670	24.800	21.860	18.490

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
19.920	19.560	16.180	13.070

Price-2-Call
No

Prepay Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elb Shift	Burnout Severity	Burnout Timing	Lockin Severity	Lockin Rate	MRate Shift	Refi Ramp	Surge	Default Size	Model Version	Collateral Override	Term Override
Settings	0	0	0	0	0	0	0	0	0	0	0	0	50	DEFAULT	DEFAULT